EMI

RECEIVED

2007 JAN -4 A 5:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

22nd December, 2006.

Attn: Filing Desk - Stop 1-4

07020016

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 20th December 2006, I enclose one copy of each of the following items that the Company have issued to the Regulatory News Service:

(a) an announcement, dated 21st December 2006, confirming that Barclays PLC has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 14th December 2006, held 24,672,657 shares, being 3.09% of the shares in issue; and,

(b) an announcement, dated 22nd December 2006, notifying the market that, in conformity with the Transparency Directive's transitional provision 6, the total number of voting rights in EMI Group plc is 799,979,477.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED

JAN 05 2007

THOMSON FINANCIAL

Encs.

VIA PR NEWSWIRE DISCLOSE

ER 06/118

Regulatory News Service

21st December, 2006.

EMI GROUP PLC
Holdings in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Barclays PLC, in a letter dated 15th December 2006 and received by post on 21st December 2006, that Barclays PLC and its subsidiaries increased their holdings such that they have a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 14th December 2006, held 24,672,657 shares, being 3.09% of the shares in issue.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/119

Regulatory News Service

22nd December, 2006.

EMI GROUP PLC
Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6, we wish to notify the market that EMI Group plc's capital consists of 799,979,477 Ordinary Shares of 14p each with voting rights. The Company does not hold any Ordinary Shares in Treasury and, therefore, the total number of voting rights in EMI Group plc is 799,979,477.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest, EMI Group plc under the FSA's Disclosure and Transparency Rules.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231